Exhibit 3.19

State of Delaware Secretary of State Division of Corporations Delivered 09:46 AM 01/14/2016 FILED 09:46 AM 01/14/2016 SR 20160212179 - File Number 5936139

CERTIFICATE OF FORMATION

OF

PBF LOGISTICS PRODUCTS TERMINALS LLC

1. The name of the limited liability company is PBF Logistics Products Terminals LLC.

2. The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of PBF Logistics Products Terminals LLC this 14th day of January, 2016.

/s/ Trecia M. Canty
Trecia M. Canty Authorized Person